UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

SOLENO THERAPEUTICS INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

834203200

(CUSIP Number)

Jack W. Schuler

100 N. Field Drive, Suite 360

Lake Forest, Illinois 60045

(224)-880-1210

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 834203200		Page 2 of 16

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Jack W. Schuler Living Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,826,788 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,826,788 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,826,788 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

1. This amount includes 1,124,560 Shares (as defined herein) that may be acquired upon exercise of 2017 Warrants (as defined herein) and 151,550 Shares that may be acquired upon exercise of 2018 Warrants (as defined herein).

SCHEDULE 13D
CUSIP No. 834203200		Page 3 of 16

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Schuler Grandchildren LLC EIN 26-1623709
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 501,017 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 501,017 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,017 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

1. This amount includes 160,651 Shares (as defined herein) that may be acquired upon exercise of 2017 Warrants (as defined herein) and 5,870 Shares that may be acquired upon exercise of 2018 Warrants (as defined herein).

SCHEDULE 13D
CUSIP No. 92407M206		Page 4 of 16

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Tino Hans Schuler Trust EIN 36-7205456
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 501,017 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 501,017 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,017 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

1. This amount includes 160,651 Shares (as defined herein) that may be acquired upon exercise of 2017 Warrants (as defined herein) and 5,870 Shares that may be acquired upon exercise of 2018 Warrants (as defined herein).

SCHEDULE 13D
CUSIP No. 92407M206		Page 5 of 16

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Tanya Eva Schuler Trust EIN 36-7205458
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 501,017 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 501,017 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,017 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

1. This amount includes 160,651 Shares (as defined herein) that may be acquired upon exercise of 2017 Warrants (as defined herein) and 5,870 Shares that may be acquired upon exercise of 2018 Warrants (as defined herein).

SCHEDULE 13D
CUSIP No. 92407M206		Page 6 of 16

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Therese Heidi Schuler Trust EIN 36-7205459
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 501,017 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 501,017 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,017 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

1. This amount includes 160,651 Shares (as defined herein) that may be acquired upon exercise of 2017 Warrants (as defined herein) and 5,870 Shares that may be acquired upon exercise of 2018 Warrants (as defined herein).

SCHEDULE 13D
CUSIP No. 92407M206		Page 7 of 16

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) JS Grandchildren Trust EIN 26-6579634
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 312,144 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 312,144 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,144 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

1. This amount includes 80,326 Shares (as defined herein) that may be acquired upon exercise of 2017 Warrants (as defined herein) and 5,870 Shares that may be acquired upon exercise of 2018 Warrants (as defined herein).

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Schuler Descendants Trust EIN 26-6739272
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 312,143 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 312,143 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,143 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

1. This amount includes 80,325 Shares (as defined herein) that may be acquired upon exercise of 2017 Warrants (as defined herein) and 5,870 Shares that may be acquired upon exercise of 2018 Warrants (as defined herein).

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Soleno Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1235 Radio Road, Suite 110, Redwood City, CA 94065.

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Jack W. Schuler Living Trust (the “Living Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

ii.	Schuler Grandchildren LLC (the “Grandchildren LLC”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

iii.	Tino Hans Schuler Trust (the “Tino Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

iv.	Tanya Eva Schuler Trust (the “Tanya Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

v.	Therese Heidi Schuler Trust (the “Therese Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

vi.	JS Grandchildren Trust (the “Grandchildren Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

vii.	Schuler Descendants Trust (the “Descendants Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

Mr. Schuler is a citizen of the United States, and is principally engaged in the business of investing in securities. Mr. Schuler serves as sole trustee to the Living Trust, a living trust established by Mr. Schuler and organized under the laws of the State of Illinois. In such capacity, Mr. Schuler may be deemed to beneficially own the shares held by the Living Trust.

George Schuler is a citizen of the United States, and is principally engaged in the business of real estate. He serves as sole trustee to the Tanya Trust and Therese Trust and is the manager of the Grandchildren LLC (collectively, the “George Schuler Entities”). In such capacities, George Schuler may be deemed to beneficially own the shares held by the George Schuler Entities.

SCHEDULE 13D

Tino Schuler is a citizen of the United States, and is principally engaged in the business of serving as co-founder and Chief Executive Officer of Schuler Educational Consulting. He serves as sole trustee to the Tino Trust, and as co-trustee of the Grandchildren Trust and Descendants Trust. In such capacity, Tino Schuler may be deemed to beneficially own the Shares held by the Tino Trust, Grandchildren Trust and Descendants Trust (the “Tino Schuler Entities”).

Therese Schuler is a citizen of the United States, and is principally engaged in the business of investments for the benefit of the beneficiaries of the referenced trusts. She serves as co-trustee of the Grandchildren Trust and Descendants Trust. In such capacity, Therese Schuler may be deemed to beneficially own the Shares held by the Grandchildren Trust and Descendants Trust.

Tanya Schuler is a citizen of the United States, and is principally engaged in the business of investments for the benefit of the beneficiaries of the referenced trusts. She serves as co-trustee of the Descendants Trust. In such capacity, Tanya Schuler may be deemed to beneficially own the Shares held by the Descendants Trust.

The Tino Trust, Tanya Trust, Therese Trust, Grandchildren Trust and Descendants Trust are irrevocable family trusts established for the benefit of the named beneficiary, and are organized under the laws of the State of Illinois.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

2017 Purchase Agreement

On December 11, 2017, the Issuer entered into a securities purchase agreement with the Living Trust, Tino Trust, Grandchildren LLC, Tanya Trust, Therese Trust, the Schuler Grandchildren 2010 Continuation Trust (the “Continuation Trust”) and certain other institutional and accredited investors (the “2017 Purchase Agreement”). Pursuant to the terms of the 2017 Purchase Agreement, the Issuer agreed to issue and sell its shares of common stock (the “Shares”) in a private placement, at $1.8425 per share. Each Share was issued with a warrant to purchase 0.74 additional shares of the Issuer’s common stock at an exercise price of $2.00 per share (each, a “2017 Warrant”). The Living Trust purchased 1,519,676 Shares and a 2017 Warrant to purchase 1,124,560 Shares. The Tino Trust, Grandchildren LLC, Tanya Trust, Therese Trust and Continuation Trust each purchased 217,096 Shares and a 2017 Warrant to purchase 160,651 Shares. The Continuation Trust subsequently transferred half of the Shares and 2017 Warrant it acquired pursuant to the 2017 Purchase Agreement to each of the Grandchildren Trust and Descendants Trust for no consideration.

A total of $4,799,999.93 was paid to acquire the Shares and the warrants to purchase Shares by the Living Trust, Tino Trust, Grandchildren LLC, Tanya Trust, Therese Trust and Continuation Trust in connection with the 2017 Purchase Agreement, including $2,800,003.03 for the Shares and 2017 Warrants acquired by the Living Trust, and $399,999.38 for the Shares and 2017 Warrants acquired by the each of the Tino Trust, Grandchildren LLC, Tanya Trust, Therese Trust and Continuation Trust. The source of the funds for acquisitions by the Living Trust, Tino Trust, Grandchildren LLC, Tanya Trust,

SCHEDULE 13D

Therese Trust and Continuation Trust was working capital. No part of the purchase price was borrowed by the Living Trust, Tino Trust, Grandchildren LLC, Tanya Trust, Therese Trust and Continuation Trust for the purpose of acquiring any securities discussed in this Item 3.

2018 Purchase Agreement

On December 19, 2018, the Issuer entered into a Securities Purchase Agreement with Living Trust, Tino Trust, Grandchildren LLC, Tanya Trust, Therese Trust, Grandchildren Trust, Schuler Descendants Trust, and certain other institutional and accredited investors (the “2018 Purchase Agreement”). Pursuant to the terms of the 2018 Purchase Agreement, the Issuer agreed to issue and sell units in a private placement, at $1.60625 per unit (each, a “Unit”). Each Unit contained one Share at a purchase price of $1.60, which was the closing price of the Issuer’s Shares on the day immediately preceding the date of the 2018 Purchase Agreement, and a warrant to purchase 0.05 additional Shares at a purchase price of $0.00625 (each, a “2018 Warrant”). Each 2018 Warrant has an exercise price of $2.00 per Share. The Living Trust purchased 3,031,002 Shares and a 2018 Warrant to purchase 151,550 Shares. Each of the Tino Trust, Grandchildren LLC, Tanya Trust, Therese Trust, the Grandchildren Trust and Descendants Trust and purchased 117,400 Shares and a 2018 Warrant to purchase 5,870 Shares.

A total of $5,999,989.47 was paid to acquire the Shares and 2018 Warrants by the Living Trust, the Tino Trust, Grandchildren LLC, Tanya Trust, Therese Trust, Grandchildren Trust and Descendants Trust in connection with the 2018 Purchase Agreement, including $4,868.546.97 for the Shares and 2018 Warrants acquired by the Living Trust, and $188,573.75 for the Shares and 2018 Warrants acquired by the each of the Tino Trust, Grandchildren LLC, Tanya Trust, Therese Trust, Grandchildren Trust and Descendants Trust. The source of the funds for acquisitions by the Living Trust, Tino Trust, Grandchildren LLC, Tanya Trust, Therese Trust, Grandchildren Trust and Descendants Trust was working capital. No part of the purchase price was borrowed by the Living Trust, Grandchildren LLC, Tino Trust, Tanya Trust, Therese Trust, Grandchildren Trust or Descendants Trust for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction.

The response to Item 3 in this Schedule 13D is incorporated herein by reference.

The description and summary of the 2017 Purchase Agreement, the 2017 Warrants, the 2018 Purchase Agreement and the 2018 Warrants set forth above in Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the 2017 Purchase Agreement, the form of 2017 Common Stock Purchase Warrant, the 2018 Purchase Agreement and the form of 2018 Common Stock Purchase Warrant, which are included as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a, b)

Jack W. Schuler

Jack W. Schuler Living Trust

As of the date hereof, the Living Trust may be deemed to beneficially own, in the aggregate, 5,826,788 Shares, consisting of 4,550,678 Shares, 2017 Warrants to acquire 1,124,560 Shares and 2018 Warrants to acquire 151,550 Shares, which represents approximately 17.7% of the shares of common

SCHEDULE 13D

stock outstanding. This percentage of shares outstanding is based on a total of approximately 32,983,726 shares of common stock outstanding, which is the sum of 31,707,616 shares of common stock outstanding as of December 21, 2018 (the “Outstanding Shares”), and 1,124,560 Shares and 151,550 Shares issuable upon exercise of the 2017 Warrants and 2018 Warrants, respectively, held by the Living Trust.

Jack W. Schuler

As sole trustee of the Living Trust, Mr. Schuler and the Living Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the Living Trust.

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 5,826,788 Shares, consisting of 4,550,678 Shares, 2017 Warrants to acquire 1,124,560 Shares and 2018 Warrants to acquire 151,550 Shares, which represents approximately 17.7% of the shares of common stock outstanding. This percentage of shares outstanding is based on a total of approximately 32,983,726 shares of common stock outstanding, which is the sum of 31,707,616 shares of common stock outstanding as of December 21, 2018 (the “Outstanding Shares”), and 1,124,560 Shares and 151,550 Shares issuable upon exercise of the 2017 Warrants and 2018 Warrants, respectively, held by the Living Trust.

George Schuler Entities

As of the date hereof, the Grandchildren LLC, Tanya Trust and Therese Trust each may be deemed to beneficially own, in the aggregate, 501,017 Shares, consisting of 334,496 Shares, 2017 Warrants to acquire 160,651 Shares, and 2018 Warrants to acquire 5,870 Shares, which represents approximately 1.6% of the shares of common stock outstanding, respectively. This percentage of shares outstanding is based on a total of approximately 31,874,137 shares of common stock outstanding, which is the sum of the Outstanding Shares, 160,651 Shares and 5,870 Shares issuable upon exercise of the 2017 Warrants and 2018 Warrants, respectively, held by each of the Grandchildren LLC, Tanya Trust and Therese Trust.

George Schuler

As sole trustee of the Tanya Trust and Therese Trust and Manager of the Grandchildren LLC, George Schuler shares with each such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the respective entity.

As of the date hereof, George Schuler may be deemed to beneficially own, in the aggregate, 1,503,051 Shares, consisting of the Shares and Warrants held by the George Schuler Entities, which represent approximately 4.7% of the shares of common stock outstanding. This percentage of shares outstanding is based on a total of approximately 32,207,179 shares of common stock outstanding, which is the sum of the Outstanding Shares and 481,953 Shares and 17,610 Shares issuable upon exercise of the 2017 Warrants and 2018 Warrants, respectively, held by the George Schuler Entities.

Tino Schuler Entities

As of the date hereof, the Tino Trust may be deemed to beneficially own 501,017 Shares, consisting of 334,496 Shares, 2017 Warrants to acquire 160,651 Shares and 2018 Warrants to acquire 5,870 Shares, which represents approximately 1.6% of the shares of common stock outstanding. This percentage of shares outstanding is based on a total of approximately 31,874,137 shares of common stock outstanding, which is the sum of the Outstanding Shares and 160,651 Shares and 5,870 Shares issuable upon exercise of the 2017 Warrants and 2018 Warrants, respectively, held by the Tino Trust.

SCHEDULE 13D

As of the date hereof, the Grandchildren Trust may be deemed to beneficially own, in the aggregate, 312,144 Shares, consisting of 225,948 Shares, 2017 Warrants to acquire 80,326 Shares, and 2018 Warrants to acquire 5,870 Shares, which represents approximately 1.0% of the shares of common stock outstanding, respectively. This percentage of shares outstanding is based on a total of approximately 31,793,812 shares of common stock outstanding, which is the sum of the Outstanding Shares, 80,326 Shares and 5,870 Shares issuable upon exercise of the 2017 Warrants and 2018 Warrants, respectively, held by the Grandchildren Trust.

As of the date hereof, the Descendants Trust may be deemed to beneficially own, in the aggregate, 312,143 Shares, consisting of 225,948 Shares, 2017 Warrants to acquire 80,325 Shares, and 2018 Warrants to acquire 5,870 Shares, which represents approximately 1.0% of the shares of common stock outstanding, respectively. This percentage of shares outstanding is based on a total of approximately 31,793,811 shares of common stock outstanding, which is the sum of the Outstanding Shares, 80,325 Shares and 5,870 Shares issuable upon exercise of the 2017 Warrants and 2018 Warrants, respectively, held by the Descendants Trust.

Tino Schuler

As sole trustee of the Tino Trust and co-trustee of the Grandchildren Trust and Descendants Trust, Tino Schuler shares with such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the respective entity.

As of the date hereof, Tino Schuler may be deemed to beneficially own, in the aggregate, 1,125,304 Shares, consisting of 786,392 Shares, 2017 Warrants to acquire 321,302 Shares and 2018 Warrants to acquire 17,610 Shares, which represents approximately 3.5% of the shares of common stock outstanding. This percentage of shares outstanding is based on a total of approximately 32,046,528 shares of common stock outstanding, which is the sum of the Outstanding Shares and 321,302 Shares and 17,610 Shares issuable upon exercise of the 2017 Warrants and 2018 Warrants, respectively, held by the Tino Schuler Entities.

Therese Schuler Entities

As of the date hereof, the Grandchildren Trust may be deemed to beneficially own, in the aggregate, 312,144 Shares, consisting of 225,948 Shares, 2017 Warrants to acquire 80,326 Shares, and 2018 Warrants to acquire 5,870 Shares, which represents approximately 1.0% of the shares of common stock outstanding, respectively. This percentage of shares outstanding is based on a total of approximately 31,793,812 shares of common stock outstanding, which is the sum of the Outstanding Shares, 80,326 Shares and 5,870 Shares issuable upon exercise of the 2017 Warrants and 2018 Warrants, respectively, held by the Grandchildren Trust.

As of the date hereof, the Descendants Trust may be deemed to beneficially own, in the aggregate, 312,143 Shares, consisting of 225,948 Shares, 2017 Warrants to acquire 80,325 Shares, and 2018 Warrants to acquire 5,870 Shares, which represents approximately 1.0% of the shares of common stock outstanding, respectively. This percentage of shares outstanding is based on a total of approximately 31,793,811 shares of common stock outstanding, which is the sum of the Outstanding Shares, 80,325 Shares and 5,870 Shares issuable upon exercise of the 2017 Warrants and 2018 Warrants, respectively, held by the Descendants Trust.

SCHEDULE 13D

Therese Schuler

As co-trustee of the Grandchildren Trust and Descendants Trust, Therese Schuler shares with such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the respective entity.

As of the date hereof, Therese Schuler may be deemed to beneficially own, in the aggregate, 624,287 Shares, consisting of 451,896 Shares, 2017 Warrants to acquire 160,151 Shares and 2018 Warrants to acquire 11,740 Shares, which represents approximately 2.0% of the shares of common stock outstanding. This percentage of shares outstanding is based on a total of approximately 31,880,007 shares of common stock outstanding, which is the sum of the Outstanding Shares and 160,151 Shares and 11,740 Shares issuable upon exercise of the 2017 Warrants and 2018 Warrants, respectively, held by the Grandchildren Trust and Descendants Trust.

Tanya Schuler Entities

As of the date hereof, the Descendants Trust may be deemed to beneficially own, in the aggregate, 312,143 Shares, consisting of 225,948 Shares, 2017 Warrants to acquire 80,325 Shares, and 2018 Warrants to acquire 5,870 Shares, which represents approximately 1.0% of the shares of common stock outstanding, respectively. This percentage of shares outstanding is based on a total of approximately 31,793,811 shares of common stock outstanding, which is the sum of the Outstanding Shares, 80,325 Shares and 5,870 Shares issuable upon exercise of the 2017 Warrants and 2018 Warrants, respectively, held by the Descendants Trust.

Tanja Schuler

As co-trustee of the Descendants Trust, Tanya Schuler shares with such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the Descendants Trust.

As of the date hereof, Tanya Schuler may be deemed to beneficially own, in the aggregate, 312,143 Shares, consisting of 225,948 Shares, 2017 Warrants to acquire 80,325 Shares and 2018 Warrants to acquire 5,870 Shares, which represents approximately 1.0% of the shares of common stock outstanding. This percentage of shares outstanding is based on a total of approximately 31,793,811 shares of common stock outstanding, which is the sum of the Outstanding Shares and 80,325 Shares and 5,870 Shares issuable upon exercise of the 2017 Warrants and 2018 Warrants, respectively, held by the Descendants Trust.

(c) Other than the purchases in the Purchase Agreement as described in Item 3 and Item 4 of this Schedule 13D, no transactions in shares of common stock have been effected by the Reporting Persons within the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 3 and Item 4 of this Schedule 13D is incorporated herein by reference.

SCHEDULE 13D

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement

Exhibit 2: Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 13, 2017)

Exhibit 3: Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on December 13, 2017)

Exhibit 4: Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 19, 2018)

Exhibit 5: Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on December 19, 2018)

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler Living Trust

/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee

Schuler Grandchildren LLC

/s/ H. George Schuler
Name: H. George Schuler
Title: Manager

Tino Hans Schuler Trust

/s/ Tino Hans Schuler
Name: Tino Hans Schuler
Title: Trustee

Tanya Eva Schuler Trust

/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

Therese Heidi Schuler Trust

/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

JS Grandchildren Trust

/s/ Tino Hans Schuler
/s/ Therese Heidi Schuler
Name: Tino Hans Schuler, Therese Heidi Schuler
Title: Co-Trustees

Schuler Descendants Trust

/s/ Tino Hans Schuler
/s/ Therese Heidi Schuler
/s/ Tanya Eva Schuler
Name: Tino Hans Schuler, Therese Heidi Schuler, Tanya Eva Schuler
Title: Co-Trustees

January 2, 2019

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).